EXHIBIT 1

Land and Buildings and Orange Capital to Proceed with Litigation in Maryland for the Right to Nominate Four Highly Qualified Directors to the Board of Macerich

-	Land and Buildings Forms Investment Group with Orange Capital (“Orange/L&B”) -

-	Publicly Releases Letters to Macerich Following Rejection of Land and Buildings Settlement Offer –

-	Letters Reveal Macerich Chairman and CEO Acknowledged Fair Value Cap Rate That Results in Valuation of Approximately $105 Per Share (Within 5% of Last Simon Property Group Offer as Reported to Land and Buildings) –

-	Orange/L&B Believes Macerich’s Decisions to Sue its Own Shareholders, Re-Stagger Board and Adopt Poison Pill Rather Than to Meaningfully Engage with Simon Represents Total Failure to Exercise Fiduciary Duty -

-	Orange/L&B Believes New Voices on Board Needed to Restore Shareholder Confidence in Macerich-

STAMFORD, Conn.--(April 15, 2015)-- Land and Buildings and Orange Capital, LLC (“Orange Capital”) today announced they have formed an investment group (“Orange/L&B”) to advocate for change at Macerich Company (“Macerich” or the “Company”) (NYSE: MAC). Orange/L&B also publicly released two letters sent by Land and Buildings to Art Coppola, Chairman and Chief Executive Officer of the Company.

The released letters clearly demonstrate that Land and Buildings attempted to reach a settlement in good faith with Macerich. At the request of Art Coppola, Land and Buildings offered to reach out to Scot Sellers, former CEO of Archstone-Smith, and Richard Kincaid, former CEO of Equity Office, to assess their interest in joining the Macerich Board alongside Land and Buildings CIO Jonathan Litt.

Having failed to reach a settlement with Macerich, Orange/L&B will pursue litigation to counter Macerich’s wrongful attempt to block the Orange/L&B nominees through the courts and to ignore the voice of shareholders. The letters also highlight the egregious governance missteps undertaken by Macerich in relation to their refusal to meaningfully engage with Simon Property Group.

Consider the following:

•	Since 2007 only five companies in the S&P 500 (including Macerich) have unilaterally instituted a classified board, and three of those companies have since declassified.
o	Remarkably, Macerich itself declassified its Board just six years ago.
o	In 2009, the Macerich Board proposed, and the shareholders approved by a 99% vote, declassification from the same three-class structure the Board now has unilaterally put in place.
o	In recommending declassification of the Macerich Board in 2009 as being in the "best interests" of the Company and stockholders, the Macerich Board "recognize[d] that the election of directors is the primary means for stockholders to influence corporate governance policies and hold management accountable for implementing those policies."

o	The Macerich Board also "recognize[d]" that declassified boards "are in line with emerging practices in the area of corporate governance, providing stockholders with the opportunity to register their views on the performance of the entire Board each year."

•	The Macerich Board adopted a shareholder rights plan, more commonly known as a "poison pill," to prevent Simon (or anyone else) from acquiring more than 10% of the Company's outstanding common stock.
o	Under the Poison Pill, current shareholders (excluding Simon) have the "right" to acquire new Macerich shares at a 50% discount in the event that a shareholder acquires more than a 10% stake in the Company.
o	Although poison pills are not uncommon, Macerich's Poison Pill is unusually onerous. It has been noted that of all poison pills currently in effect, only 10% have a 10% threshold like the Macerich Poison Pill. Of S&P 500 companies, only 2% have poison pills with a trigger threshold of 10% or less.

The full text of the letters can be found below:

Jonathan Litt

Founder & CIO

Land and Buildings

April 15, 2015

Art Coppola

Chairman and Chief Executive Officer

The Macerich Company

401 Wilshire Boulevard, Suite 700

Santa Monica, California 90401

Dear Art:

You have gravely underestimated the damage you have done to Macerich by re-staggering your Board, adopting a poison pill and now actively seeking to block shareholders’ voices from being heard at the Annual Meeting by litigating with us on the validity of our nominations. I will remind you that in 2008, the Board proposed, and the shareholders approved by a 99% vote, declassification from the same three-class structure the Board now has unilaterally put in place. In recommending declassification of the Board in 2009 as being in the "best interests" of the Company and stockholders, the Board "recognize[d] that the election of directors is the primary means for stockholders to influence corporate governance policies and hold management accountable for implementing those policies."

Your share price will likely remain higher than the prior unaffected share price given Simon (NYSE: SPG) undoubtedly continues to be interested as an acquirer. You should not take that as a sign that investors have any confidence in you or your Board.

The opportunity still exists for you to abide by your fiduciary duties for the benefit of your shareholders by, as a first step, putting three new directors on your Board as we outlined in our April 12th letter. You explicitly said you would like to have on your Board Scot Sellers and Richard Kincaid, highly-regarded individuals that Land and Buildings has nominated in other situations. You should also immediately follow through on your commitment to de-stagger the Board and reengage with Simon, given the fact that your own valuation shows that you are only approximately 5% apart.

Mr. Sellers and Mr. Kincaid, as well as our existing nominees, are highly regarded individuals in the real estate community who in our view have established track records as sound fiduciaries who maximize value for all shareholders.

Today we have signed an agreement with Orange Capital, who is partnering with us to pursue our right to nominate our candidates at the annual meeting, in spite of your attempt to block it through the courts. Together with Orange we intend to fight for the voice of shareholders to be heard and force the Board to properly exercise their fiduciary duties.

All the best,

Jonathan Litt

Founder & CIO

Land and Buildings

Jonathan Litt

Founder & CIO

Land and Buildings

April 12, 2015

Art Coppola

Chairman and Chief Executive Officer

The Macerich Company

401 Wilshire Boulevard, Suite 700

Santa Monica, California 90401

Dear Art:

Thank for meeting me halfway in Chicago on Friday for lunch. As you know we were deeply disappointed to see Macerich (NYSE: MAC) stagger its Board in response to Simon's (NYSE: SPG) offer and believe there were other alternatives that could have been pursued that stopped short of corporate governance apocalypse. The maneuver you pursued has changed the relationship between Macerich and its shareholders, where we – the shareholders – no longer sense that you and the Board are acting in our best interests. Why, for example, did you not ask Simon to enter into a standstill agreement and invite them to engage in good faith negotiations with the Board?

As you know, we have nominated four directors to your Board out of a total of 12. I appreciate your sincere interest in resolving our nominations. Specifically, you mentioned that you like nominees that Land and Buildings has nominated in other situations, but did not nominate for the Macerich Board. Notably, you told me that Scot Sellers, former CEO of Archstone-Smith, and Richard Kincaid, former CEO of Equity Office, are both blue chip board members who could add materially to address the corporate governance issues at Macerich.

We would consider settling now and allowing the Company to return its attention to its business as opposed to distracting management with a proxy contest. We would agree to split the difference between your proposal and ours and have three new directors appointed to the Board as follows: Scot Sellers would be Chairman of the Board, Richard Kincaid would be Lead Independent Director, and I would be an independent director. If you are in agreement, I will speak with Scot and Richard to see if they would be interested in joining the Macerich Board in the capacities outlined above. If so, we would need to move with great alacrity to get them together with the Nominating Committee.

As you know, your brother Eddy, the President of Macerich, at the Citi conference in early March, worked hard to dissuade me from getting involved in the Macerich/Simon situation. I made it clear to him this is not about whether we are friends or not; that it is about selling when someone offers you a more than full price. I cited to Eddy how Equity Office accepted Blackstone’s (NYSE: BX) bid, Archstone-Smith accepted Lehman Brothers’ bid and Hilton accepted Blackstone’s bid as examples of good companies with good management teams recognizing the price offered was more than fair.

As we discussed at lunch, Simon’s offer was around a 4.5% cap rate using Macerich's 2016 net operating income estimate of $1.04 billion and a $23.3 billion enterprise value implied by Simon’s last offer.[i] As we further discussed and agreed, while several of your assets are likely worth below a 4% cap rate there also several assets that would sell for over a 6% cap rate. In the end you suggested the right cap rate for Macerich is around a 4.25% cap rate on 2016 numbers. Applying a 4.25% cap rate would suggest the valuation is about $105 per share.

When I last spoke to David Simon, the Chairman and CEO of Simon Property Group, as I understand his comment, the last offer he made to Macerich, with Simon stock at $200 per share would likely value Macerich at over $100 per share. It therefore appears both sides are quite close. Although, as you mentioned, you believe the cash component of Simon’s offer is light.

I hope you accept my offer to get you, David and me in a room to discuss your differences. I believe there are some creative solutions to both the philosophical and financial differences you each have that would be appealing to you both.

Time is short, and if you insist on litigating the validity of our nominations, we will have to have an answer to our Board suggestions by no later than 5 pm on Tuesday April 14th.

All the best,

Jonathan Litt

Founder & CIO

Land and Buildings

[i] $1.04 billion of net operating income disclosed in Macerich’s March 31, 2015 investor presentation. $23.2 billion value of Simon’s offer disclosed in Simon’s March 20, 2015 press release.

About Land and Buildings:

Land and Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

About Orange Capital, LLC:

Orange Capital, LLC, is an alternative asset management firm focused on event-driven opportunities. Orange Capital was founded in 2005 by Daniel Lewis and Russell Hoffman and is headquartered in New York.

Investor Contact:

Bruce H. Goldfarb

Okapi Partners

212-297-0722

Media Contact:
Elliot Sloane / Dan Zacchei

Sloane & Company

212-486-9500

Esloane@sloanepr.com or

Dzacchei@sloanepr.com

ORANGE CAPITAL LLC, ORANGE CAPITAL MASTER I, LTD., DANIEL LEWIS (COLLECTIVELY, “ORANGE CAPITAL”), LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC, JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS", AND, TOGETHER WITH ORANGE CAPITAL, “ORANGE/L&B”), MARC GORDON, GREGORY HUGHES, AND JEREMY PEMBERTON (TOGETHER WITH ORANGE/L&B, THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF THE MACERICH COMPANY (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING

ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, ORANGE/L&B’S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY ORANGE/L&B WITH THE SEC ON APRIL 15, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.